PROSPECTUS SUPPLEMENT

(to prospectus dated September 16, 2009 and the prospectus supplements dated

September 25, 2009, October 9, 2009, October 16, 2009, January 6, 2010,

January 14, 2010, April 14, 2010, June 28, 2010, July 13, 2010, July 14, 2010,

August 17, 2010, August 25, 2010 and October 1, 2010)

Filed Pursuant to Rule 424(b)(3) Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/ 8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8 % Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 16, 2009 and the prospectus supplements dated September 25, 2009, October 9, 2009, October 16, 2009, January 6, 2010, January 14, 2010, April 14, 2010, June 28, 2010, July 13, 2010, July 14, 2010, August 17, 2010, August 25, 2010 and October 1, 2010.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Annual Report on Form 10-K filed with the SEC on August 25, 2010, for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is October 12, 2010.

1

•	Net sales increased 2% worldwide to $641 million

•	Orthopedic reconstructive sales increased 3% worldwide and increased 7% in the U.S.

•	Knee sales increased 4% worldwide and increased 6% in the U.S.

•	Extremity sales increased 25% worldwide, with U.S. growth of 40%

•	Sports medicine sales grew 15% worldwide and increased 18% in the U.S.

•	Cash from operations increased to $131 million compared to $56 million in the prior year period

First Quarter Financial Results

Net sales increased 2% during the first quarter of fiscal year 2011 to $640.7 million from $630.1 million during the first quarter of fiscal year 2010. U.S. sales increased 5% to $419.1 million during the first quarter of fiscal 2011, while Europe sales decreased 11% to $137.2 million and International (primarily Canada, South America, Mexico and the Pacific Rim) sales grew 11% to $84.4 million.

Reported operating income for the first quarter of fiscal year 2011 was $69.7 million compared to operating income for the first quarter of fiscal year 2010 of $79.1 million.

On a reported basis, we recorded a net loss of $17.8 million for the first quarter of fiscal year 2011 compared to a net loss of $22.8 million for the first quarter of fiscal year 2010.

Interest expense was $126.8 million during the first quarter of fiscal year 2011 compared to $131.5 million during the prior year period, primarily due to lower interest rates on floating rate debt.

The following table provides first quarter net sales performance by product segment:

First Quarter Net Sales Performance

	Worldwide Reported Quarter 1 - FY 2011	Worldwide Reported Growth %	United States Growth %
Reconstructive	$478.4	2%	6%
Orthopedic Reconstructive		3%	7%
Hips		—%	4%
Knees		4%	6%
Total Hips & Knees		2%	5%
Extremities		25%	40%
Other		(5)%	—%
Dental		(2)%	3%
Fixation	59.4	(3)%	—%
Spine	57.9	—%	2%
Other	45.0	6%	3%
Sports Medicine		15%	18%
Other		(4)%	(15)%

Total Sales	$640.7	2%	5%

Orthopedic reconstructive product sales increased 3% worldwide during the first quarter of fiscal 2011 and increased 7% in the United States. During the first quarter, knee sales increased 4% worldwide, with a growth rate of 6% in the U.S., which was primarily driven by continued market demand for the Vanguard® Complete Knee System and E1™ antioxidant infused tibial bearings.

Hip sales were flat worldwide and increased 4% in the U.S during the first quarter. Extremity sales increased 25% worldwide during the first quarter, with growth of 40% in the U.S. Key products for extremities included the Comprehensive® Primary and Reverse Shoulder Systems.

Dental reconstructive device sales decreased 2% worldwide and grew 3% in the U.S. during the first quarter of fiscal 2011.

Fixation sales decreased 3% worldwide during the first quarter and were flat in the U.S. Growth of internal fixation and electrical stimulation sales was offset by decreased sales of craniomaxillofacial fixation and external fixation devices.

Spine sales were flat worldwide and increased 2% in the U.S. during the first quarter. Spinal stimulation sales growth was positive during the quarter, while sales were flat for the spine hardware and orthobiologics product category.

Sales of “other” products increased 6% worldwide during the first quarter and increased 3% in the U.S. Sports medicine sales grew 15% with 18% U. S. growth, while sales of softgoods and bracing products decreased during the first quarter. The strong sales growth for the sports medicine product category was a result of continued demand for the Company’s broad portfolio of procedure-specific products, including the new JuggerKnot™ Soft Anchor.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications were limited to net sales information by product and geographical category. Specifically, for the three months ended August 31, 2009, the Company reclassified $5.8 million from Other product net sales to Reconstructive product net sales and $1.3 million from Spine product net sales to Fixation product net sales. For the three months ended August 31, 2009, the Company also reclassified $1.0 million of net sales from Europe to International. The current presentation aligns with how the Company presently manages and markets its products.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three months ended August 31, 2010 and 2009 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects purchase accounting adjustments related to the merger referenced below.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Merger

Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007, which we refer to in this press release as the “Merger date”. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Biomet, Inc.

Product Net Sales

Three Month Period Ended August 31, 2010 and August 31, 2009

(in millions, unaudited)

	Three Months Ended August 31, 2010	Three Months Ended August 31, 2009	Reported Growth %
Reconstructive	$478.4	$468.6	2%
Fixation	59.4	61.1	(3)%
Spine	57.9	58.0	—%
Other	45.0	42.4	6%

Net Sales	$640.7	$630.1	2%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Three Month Period Ended August 31, 2010 and August 31, 2009

(in millions, unaudited)

	Three Months Ended August 31, 2010	Three Months Ended August 31, 2009	Reported Growth %
Geographic Segments:
United States	$419.1	$400.2	5%
Europe	137.2	153.8	(11)%
International	84.4	76.1	11%

Net Sales	$640.7	$630.1	2%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, unaudited)

	Three Months Ended August 31, 2010	Three Months Ended August 31, 2009
Net sales	$640.7	$630.1
Cost of sales	194.0	185.3

Gross profit	446.7	444.8
Gross profit percentage	69.7%	70.6%

Selling, general and administrative expense	251.9	246.0
Research and development expense	29.9	24.9
Amortization	95.2	94.8

Operating income (loss)	69.7	79.1
Percentage of Sales	10.9%	12.6%

Other (income) expense	(1.8)	(4.3)
Interest expense	126.8	131.5

Loss before income taxes	(55.3)	(48.1)

Benefit from income taxes	(37.5)	(25.3)

Tax rate	67.8%	52.6%

Net loss	$(17.8)	$(22.8)

Percentage of Sales	-2.8%	-3.6%

Biomet, Inc.

Balance Sheets

(in millions, unaudited)

	(Preliminary) August 31, 2010	May 31, 2010
Assets
Cash and cash equivalents	$274.0	$189.1
Accounts receivable, net	429.0	452.5
Income tax receivable	14.4	19.2
Inventories	534.9	507.3
Current deferred income taxes	57.4	64.3
Prepaid expenses and other	86.8	72.6
Property, plant and equipment, net	626.2	622.0
Intangible assets, net	5,169.0	5,190.3
Goodwill	4,755.6	4,707.5
Other assets	133.4	144.2

Total Assets	$12,080.7	$11,969.0

Liabilities and Shareholder’s Equity
Current liabilities	$528.2	$482.9
Current portion of long-term debt	36.0	35.6
Long-term debt, net of current portion	5,887.8	5,860.9
Deferred income taxes, long-term	1,636.8	1,674.9
Other long-term liabilities	202.8	181.2
Shareholder’s equity	3,789.1	3,733.5

Total Liabilities and Shareholder’s Equity	$12,080.7	$11,969.0

Biomet, Inc.

Consolidated Statements of Cash Flows

(in millions, unaudited)

	Fiscal 2011	Fiscal 2010
	(Preliminary) Three Months Ended August 31, 2010	Three Months Ended August 31, 2009
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net loss	$(17.8)	$(22.8)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	136.7	136.6
Amortization of deferred financing costs	2.8	2.8
Stock based compensation expense	5.1	5.2
Recovery for doubtful accounts receivable	(1.3)	(5.2)
Gain on sale of investments, net	—	(0.8)
Provision for inventory obsolescence	1.7	6.5
Deferred income taxes	(43.8)	(47.1)
Other	0.5	(1.1)
Changes in operating assets and liabilities:
Accounts receivable	27.1	19.8
Inventories	(18.3)	(22.5)
Prepaid expenses	(12.2)	(4.4)
Accounts payable	(0.6)	(3.0)
Income taxes	4.3	14.6
Accrued interest	67.7	70.0
Other	(20.6)	(93.1)

Net cash provided by operating activities	131.3	55.5

CASH FLOWS USED IN INVESTING ACTIVITIES:
Proceeds from sales of investments	3.8	3.4
Purchases of investments	—	(1.8)
Capital expenditures	(36.5)	(53.9)
Acquisitions, net of cash acquired	(9.6)	(2.4)

Net cash used in investing activities	(42.3)	(54.7)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Proceeds under revolving credit agreements	0.1	20.1
Payments under revolving credit agreements	(0.6)	(1.3)
Payments under senior secured credit facility	(8.5)	(8.9)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(0.2)	(0.6)

Net cash provided by (used in) financing activities	(9.2)	9.3
Effect of exchange rate changes on cash	5.1	0.7

Increase (decrease) in cash and cash equivalents	84.9	10.8
Cash and cash equivalents, beginning of period	189.1	215.6

Cash and cash equivalents, end of period	$274.0	$226.4

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$56.3	$58.9

Income taxes	$5.0	$0.8